UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central

Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Report of Foreign Private Issuer on Form 6-K (the “Original 6-K”), originally furnished by China Cord Blood Corporation (the “Company”) to the Securities and Exchange Commission on November 17, 2016 containing the financial results for the three and six months ended September 30, 2016 of the Company, amends the Original 6-K to include an unaudited condensed consolidated statement of changes in equity, an unaudited condensed consolidated statements of cash flows, and notes to the unaudited condensed consolidated financial statements and the applicable interactive data file as Exhibit 101, which provides the unaudited condensed consolidated financial statements in XBRL (eXtensible business reporting language), and to provide for the incorporation by reference described below. No other changes have been made to the Original 6-K. This Amendment does not reflect events that may have occurred subsequent to the original submission date and does not modify or update in any way the disclosures made in the Original 6-K.

This Amendment and each of the exhibits to this Amendment are hereby incorporated by reference into the registration statements on Form F-3 (No. 333-213730 and No. 333-183143) of the Company.

This Amendment contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Amendment is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Amendment is filed, and the Company does not intend to update any of the forward-looking statements after the date this Amendment is filed to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Amendment are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including the relaxation of China’s one child policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; the non-binding proposal letters from Golden Meditech Holdings Limited (“Golden Meditech”) and Nanjing Xinjiekou Department Store Co., Ltd. (“Nanjing Xinjiekou”) and the proposed transactions between Golden Meditech Stem Cells (BVI) Company Limited (“GMSC”) and Nanjing Xinjiekou and the alternative proposal and the supplementary agreement between Golden Meditech and Sanpower Group Co., Ltd.; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months and six months ended September 30, 2016 of the Company.

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(Amounts expressed in thousands)

		March 31,	September 30,
	Note	2016	2016	2016
		RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents		3,008,422	3,142,647	471,267
Accounts receivable, less allowance for doubtful accounts (March 31, 2016: RMB38,261; September 30, 2016: RMB42,551 (US$6,381))		124,645	118,523	17,773
Inventories		28,326	27,113	4,066
Prepaid expenses and other receivables		24,412	14,573	2,184
Deferred tax assets		14,056	15,816	2,372
Total current assets		3,199,861	3,318,672	497,662

Property, plant and equipment, net	3	574,567	561,832	84,252
Non-current prepayments		218,379	233,724	35,049
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2016: RMB62,633; September 30, 2016: RMB65,996 (US$9,897))		165,011	150,796	22,613
Inventories		64,322	66,857	10,026
Intangible assets, net		111,307	108,997	16,345
Available-for-sale equity securities		162,734	218,145	32,713
Other investment		189,129	189,129	28,362
Deferred tax assets		2,617	2,559	384
Total assets		4,687,927	4,850,711	727,406

LIABILITIES

Current liabilities
Bank loan	4	60,000	—	—
Convertible note, net	5	—	553,395	82,986
Accounts payable		13,248	11,529	1,729
Accrued expenses and other payables		61,304	48,730	7,307
Deferred revenue		257,692	292,689	43,891
Amounts due to related parties		53,255	17,180	2,577
Income tax payable		8,524	10,152	1,522
Deferred tax liabilities		14,300	16,900	2,534
Total current liabilities		468,323	950,575	142,546

Convertible note, net	5	906,222	414,492	62,157
Non-current deferred revenue		1,321,239	1,433,150	214,913
Other non-current liabilities		255,932	278,034	41,693
Deferred tax liabilities		22,786	22,031	3,304
Total liabilities		2,974,502	3,098,282	464,613

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets (Continued)

(Amounts expressed in thousands, except share data)

	March 31,	September 30,
	2016	2016	2016
	RMB	RMB	US$
EQUITY

Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31 and September 30, 2016, respectively	50	50	7
Additional paid-in capital	873,654	904,531	135,643
Treasury stock, at cost (March 31 and September 30, 2016: 136,899 shares, respectively)	(2,815)	(2,815)	(422)
Accumulated other comprehensive income	84,779	59,442	8,914
Retained earnings	753,585	785,948	117,860
Total equity attributable to China Cord Blood Corporation	1,709,253	1,747,156	262,002

Non-controlling interests	4,172	5,273	791

Total equity	1,713,425	1,752,429	262,793

Total liabilities and equity	4,687,927	4,850,711	727,406

See accompanying notes to the unaudited condensed consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Amounts expressed in thousands, except per share data)

		Three months ended September 30,			Six months ended September 30,
	Note	2015	2016	2016	2015	2016	2016
		RMB	RMB	US$	RMB	RMB	US$

Revenues		171,484	184,140	27,613	336,847	357,092	53,549
Direct costs		(37,240)	(39,088)	(5,862)	(73,813)	(76,521)	(11,475)
Gross profit		134,244	145,052	21,751	263,034	280,571	42,074

Operating expenses
Research and development		(2,153)	(2,377)	(356)	(4,087)	(4,326)	(649)
Sales and marketing		(36,966)	(39,642)	(5,945)	(74,175)	(77,834)	(11,672)
General and administrative		(42,647)	(48,289)	(7,241)	(83,867)	(91,532)	(13,726)
Total operating expenses		(81,766)	(90,308)	(13,542)	(162,129)	(173,692)	(26,047)

Operating income		52,478	54,744	8,209	100,905	106,879	16,027

Other expense, net
Interest income		4,387	4,438	666	9,097	8,715	1,307
Interest expense		(26,301)	(29,801)	(4,469)	(52,184)	(58,634)	(8,793)
Foreign currency exchange (losses)/gains		(152)	(15)	(2)	(193)	120	18
Dividend income		10,020	—	—	11,200	—	—
Impairment loss on available-for-sale equity securities	6	(8,361)	—	—	(8,361)	—	—
Others		(328)	576	86	(239)	728	109
Total other expense, net		(20,735)	(24,802)	(3,719)	(40,680)	(49,071)	(7,359)

Income before income tax		31,743	29,942	4,490	60,225	57,808	8,668

Income tax expense	7	(12,785)	(12,639)	(1,895)	(27,774)	(24,315)	(3,646)
Net income		18,958	17,303	2,595	32,451	33,493	5,022
Net income attributable to non-controlling interests		(235)	(662)	(99)	(177)	(1,130)	(169)
Net income attributable to China Cord Blood Corporation’s shareholders		18,723	16,641	2,496	32,274	32,363	4,853

Earnings per share:
Attributable to ordinary shares	8
- Basic		0.25	0.22	0.03	0.44	0.44	0.07
- Diluted		0.25	0.22	0.03	0.44	0.44	0.07

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income (Continued)

(Amounts expressed in thousands)

	Three months ended September 30,			Six months ended September 30,
	2015	2016	2016	2015	2016	2016
	RMB	RMB	US$	RMB	RMB	US$

Other comprehensive (loss)/ income, net of nil income taxes
- Foreign currency translation adjustment	(15,797)	(1,400)	(210)	(15,238)	(8,360)	(1,254)
- Unrealized holding gains/(losses) in available-for-sale equity securities
- Unrealized holding gains/(losses) arising during the period	7,145	(10,507)	(1,576)	18,005	(16,977)	(2,546)
- Reclassification adjustment for losses included in net income	8,361	—	—	8,361	—	—
Total other comprehensive (loss)/income	(291)	(11,907)	(1,786)	11,128	(25,337)	(3,800)
Comprehensive income	18,667	5,396	809	43,579	8,156	1,222

Comprehensive income attributable to non-controlling interests	(235)	(662)	(99)	(177)	(1,130)	(169)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	18,432	4,734	710	43,402	7,026	1,053

See accompanying notes to the unaudited condensed consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statement of Changes in Equity

(Amounts expressed in thousands, except share data)

	China Cord Blood Corporation shareholders
						Accumulated
	Share capital		Additional	Treasury stock		other		Non-
	No. of		paid-in	No. of		comprehensive	Retained	controlling	Total
	shares	Amount	capital	shares	Amount	income	earnings	interests	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB

Balance as of April 1, 2016	73,140,147	50	873,654	(136,899)	(2,815)	84,779	753,585	4,172	1,713,425
Net income	—	—	—	—	—	—	32,363	1,130	33,493
Other comprehensive income	—	—	—	—	—	(25,337)	—	—	(25,337)
Share-based compensation	—	—	30,877	—	—	—	—	—	30,877
Dividend payable to holder of non-controlling interests	—	—	—	—	—	—	—	(29)	(29)
Balance as of September 30, 2016	73,140,147	50	904,531	(136,899)	(2,815)	59,442	785,948	5,273	1,752,429

Balance as of September 30, 2016 - US$		$7	$135,643		$(422)	$8,914	$117,860	$791	$262,793

See accompanying notes to the unaudited condensed consolidated financial statements.

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts expressed in thousands)

	Six months ended September 30,
	2015	2016	2016
	RMB	RMB	US$
Cash flows from operating activities:
Net cash provided by operating activities	298,632	267,291	40,082

Cash flows from investing activities:
Purchase of property, plant and equipment	(9,643)	(18,279)	(2,741)
Proceeds from disposal of property, plant and equipment	113	153	23
Acquisition of available-for-sale equity securities	—	(66,154)	(9,920)
Net cash used in investing activities	(9,530)	(84,280)	(12,638)

Cash flows from financing activities:
Repayment of bank loan	(60,000)	(60,000)	(8,998)
Net cash used in financing activities	(60,000)	(60,000)	(8,998)

Effect of foreign currency exchange rate change on cash and cash equivalents	6,015	11,214	1,682

Net increase in cash and cash equivalents	235,117	134,225	20,128

Cash and cash equivalents at beginning of period	2,436,655	3,008,422	451,139

Cash and cash equivalents at end of period	2,671,772	3,142,647	471,267

Supplemental disclosures of cash flow information:
Cash paid for income taxes	25,593	23,504	3,525
Cash refund for income taxes	—	960	144
Cash paid for interest, net of capitalized interest	27,948	52,929	7,937

See accompanying notes to the unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

(Amounts expressed in thousands, except share data)

1                                        Principal activities and basis of presentation

(a)                                Principal activities

China Cord Blood Corporation (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the provision of umbilical cord blood storage and ancillary services in the People’s Republic of China (the “PRC”). As of September 30, 2016, the Group has three operating cord blood banks in the Beijing municipality, the Guangdong province and the Zhejiang province, the PRC. The Company’s shares are listed on the New York Stock Exchange.

The Group provides cord blood testing, processing and storage services under the direction of subscribers for a cord blood processing fee and a storage fee. The Group also tests, processes and stores donated cord blood, and provides matching services to the public for a fee.

(b)                                Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The condensed consolidated balance sheet as of March 31, 2016 was derived from the audited consolidated financial statements of the Company. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the March 31, 2016 audited consolidated financial statements of the Company included in the Company’s annual report on Form 20-F for the year ended March 31, 2016.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of September 30, 2016, the results of operations for the three and six months ended September 30, 2015 and 2016, and cash flows for the six months ended September 30, 2015 and 2016 have been made.

For the convenience of the readers, certain amounts as of and for the three and six months ended September 30, 2016 included in the accompanying unaudited condensed consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.6685, being the spot exchange rate of U.S. dollars in effect on September 30, 2016 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve, the central bank of the United States of America. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on September 30, 2016 or at any other date.

2                                        Summary of significant accounting policies

(a)                                Principles of consolidation

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company, its majority-owned subsidiaries and a restricted share unit related variable interest entity in which the Company is the primary beneficiary. For consolidated subsidiaries where the Company’s ownership is less than 100%, the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company, are presented as non-controlling interests. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)                                Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the estimate of selling price for individual deliverables in multiple-element revenue arrangements, the estimated future number of successful match units over the estimated weighted average remaining useful life of donated cord blood units, the useful lives of property, plant and equipment and intangible assets, the recoverability of property, plant and equipment and intangible assets, the collectibility of accounts receivables, the realizability of inventories and deferred tax assets and the fair values of share-based compensation.

3                                        Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	March 31,	September 30,
	2016	2016	2016
	RMB	RMB	US$

Buildings	584,661	585,560	87,810
Leasehold improvements	14,864	14,864	2,229
Machineries	149,213	154,181	23,121
Motor vehicles	15,808	17,552	2,632
Furniture, fixtures and equipment	41,099	43,281	6,490
Construction-in-progress	1,102	692	104
	806,747	816,130	122,386
Less: Accumulated depreciation	(232,180)	(254,298)	(38,134)
Total property, plant and equipment, net	574,567	561,832	84,252

Depreciation expense related to property, plant and equipment for the three months ended September 30, 2015 and 2016 was RMB11,420 and RMB11,408 (US$1,711), respectively. Depreciation expense related to property, plant and equipment for the six months ended September 30, 2015 and 2016 was RMB22,593 and RMB22,837 (US$3,425), respectively.

As of March 31, 2016, buildings with carrying value of RMB100,479 were collateralized for a short-term bank loan of RMB60,000 (Note 4).

4                                        Bank loan

On October 9, 2015, the Group borrowed RMB60,000 from Hangzhou Bank for one year. The loan bears a monthly fixed interest rate at 0.46%. The Group repaid the bank loan in full on September 13, 2016. The loan was secured by the Group’s certain buildings (Note 3).

5                                        Convertible notes, net

On April 27 and October 3, 2012, the Company completed the sale of US$65,000 and US$50,000 in aggregate principal amount of 7% senior unsecured convertible notes to Brilliant China Healthcare Investment Limited (formerly known as KKR China Healthcare Investment Limited) (“BCHIL”) (the “KKR Notes”) and Golden Meditech (the “GM Notes,” and collectively the “Notes”), respectively.

In November 2014, Golden Meditech completed the sale of the GM Notes of US$50,000 in aggregate principal amount to Cordlife Group Limited (“CGL”) and Magnum Opus International Holdings Limited (“Magnum”), a private vehicle that is controlled by the Company’s chairman, for a total consideration of US$88,090. As a result, CGL and Magnum became the holders of the GM Notes and each of them holds US$25,000 of the GM Notes. All terms and conditions of the GM Notes remain the same after the transfer from Golden Meditech to CGL and Magnum, except for the change of holder name on the convertible notes and the denomination of the fair value of the convertible notes from US$50,000 to US$25,000.

In May 2015, Golden Meditech entered into a purchase agreement with CGL and Magnum to acquire the GM Notes at a consideration of US$61,677 and US$61,896 respectively. The acquisitions of the GM Notes from CGL and Magnum were completed in November and December 2015 respectively and the convertible notes were subsequently transferred to GMSC, a wholly owned subsidiary of Golden Meditech.

In August 2015, Magnum Opus 2 International Holdings Limited (“MO2”), an entity wholly owned by the Company’s chairman, acquired from BCHIL the KKR Notes through the acquisition of all the issued and outstanding shares of Excellent China Healthcare Investment Limited (“ECHIL”), which is the holder of the KKR Notes and a wholly owned subsidiary of BCHIL.

In January 2016, Golden Meditech acquired from ECHIL the convertible notes and subsequently transferred the convertible notes to its wholly owned subsidiary, GMSC.

The carrying amounts of the Notes, net are summarized in the following table:

	March 31,	September 30,
	2016	2016	2016
	RMB	RMB	US$

Principal amount of the KKR Notes	421,672	436,071	65,393
Principal amount of the GM Notes	324,363	335,439	50,302
Cumulative interest payable	164,624	199,003	29,842
Less: Unamortized debt issuance costs	(4,437)	(2,626)	(394)
Total convertible notes, net	906,222	967,887	145,143

Representing:
Current portion	—	553,395	82,986
Non-current portion	906,222	414,492	62,157
Total convertible notes, net	906,222	967,887	145,143

The Company accrued interest on the Notes based on the guaranteed 12% internal rate of return per annum. The difference between the accrued interest rate of 12% and the coupon rate of 7% of the Notes is recorded in convertible notes in the unaudited condensed consolidated balance sheets. Debt issuance costs in connection with the issuance of convertible notes are amortized from the date the Notes were issued to the earliest date the holders of the Notes can demand payment, which is five years.

Interest relating to the Notes was recognized as follows:

	Three months ended September 30,			Six months ended September 30,
	2015	2016	2016	2015	2016	2016
	RMB	RMB	US$	RMB	RMB	US$

KKR Notes interest incurred	14,481	16,343	2,451	28,217	31,905	4,784
GM Notes interest incurred	10,540	11,846	1,776	20,696	23,320	3,497
Amortization of debt issuance costs	927	986	148	1,821	1,941	291
Total interest expense	25,948	29,175	4,375	50,734	57,166	8,572

6                                        Impairment loss on available-for-sale equity securities

During the three months and six months ended September 30, 2015, the Group recorded an impairment loss on available-for-sale equity securities of RMB8,361 which was related to the Group’s investment in Life Corporation Limited (“LFC”). Having considered the extent of the decline in the fair value of the ordinary shares of LFC, the length of time to which the market value of the shares had been below cost, and the financial condition and near-term prospects of LFC, management concluded that the decline in value on the investment in LFC up to September 30, 2015 was other-than-temporary. As a result, an impairment loss of RMB8,361 was recognized in earnings, which was transferred from other comprehensive income, during the three months ended September 30, 2015.

7                                        Income tax

The Company’s PRC subsidiaries are subject to PRC statutory income tax rate of 25% unless otherwise specified.

In February 2012, Beijing Jiachenhong Biological Technologies Co., Ltd. (“Beijing Jiachenhong”) received approval from the tax authority on the renewal of its High and New Technology Enterprises (“HNTE”) status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2011 to December 31, 2013. In January 2015, Beijing Jiachenhong received approval from the tax authority on the renewal of its HNTE status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2014 to December 31, 2016.

In April 2014, Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd. (“Guangzhou Nuoya”) received approval from the tax authority on the renewal of its HNTE status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2013 to December 31, 2015. Subject to reapplication, Guangzhou Nuoya’s HNTE status will enable it to the preferential income tax rate of 15% from January 1, 2016 to December 31, 2018. Management believes that Guangzhou Nuoya meets all the criteria required in connection with the reapplication of HNTE status and therefore applied 15% when recognizing current tax.

In January 2016, Zhejiang Lukou Biotechnology Co., Ltd. (“Zhejiang Lukou”) received approval from the tax authority that it qualified as a HNTE which entitled it to the preferential income tax rate of 15% effective retrospectively from January 1, 2015 to December 31, 2017.

The Enterprise Income Tax Law and its implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends receivable by non-PRC-resident enterprises from PRC-resident enterprises in respect of earnings accumulated beginning on January 1, 2008. As of March 31 and September 30, 2016, the Company has provided aggregated amounts of RMB14,300 and RMB16,900 (US$2,534) for withholding income tax on a portion of the undistributed earnings of its PRC subsidiaries according to management’s reinvestment plan. No income taxes were provided for the remaining undistributed earnings which are intended to be reinvested indefinitely in the PRC. As of September 30, 2016, such unremitted earnings that may be subject to the withholding tax amounted to RMB1,274,246 (US$191,084) and the related unrecognized deferred tax liability was RMB127,425 (US$19,108).

The Company’s effective income tax rates for the three months ended September 30, 2015 and 2016 were 40.3% and 42.2%, and were 46.1% and 42.1% for the six months ended September 30, 2015 and 2016, respectively. The effective income tax rates for the three and six months ended September 30, 2015 and 2016 differ from the PRC statutory income tax rate of 25% primarily due to the effect of withholding tax and the effect of non-PRC entities not being subject to income tax, which is offset by the effect of Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou’s preferential tax treatments.

As of and for the six months ended September 30, 2016, the Company did not have any material unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

8                                        Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the three months and six months ended September 30, 2015 and 2016 respectively:

		Three months ended September 30,
	Note	2015	2016	2016
		RMB	RMB	US$
Numerator:
Net income attributable to the Company’s shareholders		18,723	16,641	2,496
Earnings allocated to participating convertible notes	(i)	—	—	—
Net income for basic and diluted net income per share		18,723	16,641	2,496

Denominator:
Weighted average ordinary shares outstanding for basic and diluted net income per share		73,003,248	73,003,248	73,003,248

Earnings per share
- Basic		0.25	0.22	0.03
- Diluted	(ii)	0.25	0.22	0.03

		Six months ended September 30,
	Note	2015	2016	2016
		RMB	RMB	US$
Numerator:
Net income attributable to the Company’s shareholders		32,274	32,363	4,853
Earnings allocated to participating convertible notes	(i)	—	—	—
Net income for basic and diluted net income per share		32,274	32,363	4,853

Denominator:
Weighted average ordinary shares outstanding for basic and diluted net income per share		73,003,248	73,003,248	73,003,248

Earnings per share
- Basic		0.44	0.44	0.07
- Diluted	(ii)	0.44	0.44	0.07

Notes:

(i)                           The outstanding convertible notes provide the holders with the ability to participate in any excess cash dividend. Excess cash dividend means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% coupon interest rate in such financial year divided by the number of shares into which the notes are convertible at the conversion price then in effect on the relevant record date. Therefore, net income attributable to the Company’s shareholders is reduced by such allocated earnings to participating convertible notes for each reporting period in both basic and diluted net income per share computation. For the three months and six months ended September 30, 2015 and 2016, as there was no excess cash dividend, no earnings were allocated to participating convertible notes.

(ii)                        During the three and six months ended September 30, 2015 and 2016, the Company had potentially dilutive ordinary shares of 40,521,494 representing shares issuable upon conversion of the outstanding convertible notes (Note 5). Such potentially dilutive ordinary shares were excluded from diluted net income per share computation because their effects would have been anti-dilutive.

Other Events

On November 17, 2016, the Company issued a press release announcing preliminary unaudited condensed consolidated financial results for the three months and six months ended September 30, 2016. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1 *	Press Release, dated November 17, 2016
101.INS XBRL	Instance Document
101.SCH XBRL	Taxonomy Extension Schema Document
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL	Taxonomy Extension Definition Linkbase Document
101.LAB XBRL	Taxonomy Extension Label Linkbase Document
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document

* Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

	By:	/s/ Albert Chen
	Name:	Albert Chen
	Title:	Chief Financial Officer

Dated: December 7, 2016